July 8, 2025

Jeb Spencer
Chief Executive Officer
Southport Acquisition Corp
268 Post Road Suite 200
Fairfield, CT 06824

Neal Harmon
Chief Executive Officer
Angel Studios, Inc.
295 W Center St.
Provo, UT 84601

       Re: Southport Acquisition Corp
           Amendment No. 3 to Registration Statement on Form S-4
           Filed June 13, 2025
           File No. 333-283151
Dear Jeb Spencer and Neal Harmon:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 9, 2025 letter.

Amendment No. 3 to Registration Statement on Form S-4 filed June 13, 2025 Summary of the Joint Proxy Statement/Prospectus, page 53

1. We note your response and revisions to prior comment 1. Revise to state, if true, that you do not have a specific policy that governs the amount of bitcoin you intend to hold now or in the future, and that the overall amount you intend to hold is uncertain.
 July 8, 2025
Page 2

Background to the Business Combination, page 176

2. Revise to clarify whether ASI offered a specific timeframe for the expectation that the
       Angel Guild paid memberships would increase to at least 1,000,000 memberships "in
       2025." In other words, if the expectation was tied to achievement by the end of 2025 calendar year, revise to state as much. If the expectation was generally tied to any time in 2025, revise to clarify.
3. We note your revisions and response to prior comment 6. Revise to elaborate upon how Oppenheimer and SAC's "sum-of-the-parts valuation" resulted in a valuation of
       ASI of $1.0 billion, considering the accompanying disclosure seems to indicate that the value of the parts, subscription-based revenue and bitcoin held in treasury, were valued at approximately $780 million and $10.6 million, respectively. Bitcoin Treasury Strategy: Seeking to Empower the Angel Guild for Generations, page 317

4. Please tell us how you held an aggregate of approximately 303.1 bitcoins, when you appear to have sent 263.46 bitcoins to third party lenders per page
F-68.
Legal Proceedings, page 331

5. We note your response to prior comment 11. Revise the disclosure in your financial statement notes to reflect the information you provide in your response, namely that
       ASI entered into negotiations with a shareholder of Slingshot to acquire a controlling interest, rather than characterizing the transaction as a "proposed acquisition" of
       Slingshot. Also, your financial statement notes state that the "transaction is currently the subject of litigation," yet your disclosure here indicates that the subject of the litigation relates to breach of a Content Distribution Agreement. Revise for consistency.
General

6. We note your response to prior comment 10. Please clarify if any transaction costs of
       ASI were capitalized as of March 31, 2025 or December 31, 2024. If so, please tell us why you have not restated the financial statements to correct the error.
7. In various places in your combined proxy/registration statement, you have increased your assumptions around Company Interim Financing to the amount of $49.2 million.
       Revise to disclose why you have increased this amount and to what extent such financing is expected to come to fruition prior to Closing.
 July 8, 2025
Page 3

       Please contact Valeria Franks at 202-551-7705 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Raaj Narayan
      Mark Bonham